

December 20, 2012

<u>Via E-mail</u>
Mr. Martin Kelly
Chief Financial Officer
Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, New York 10019

  RE: **Apollo Global Management, LLC**
    Form 10-K for the Year Ended December 31, 2011
    Filed March 9, 2012
    Response dated November 28, 2012
    File No. 1-35107

Dear Mr. Kelly:

  We have reviewed your response letter dated November 28, 2012 and have the following comments.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Summary Compensation Table, page 265</u>

1. We note your response to the third and fourth bullet points of comment four from our letter dated October 18, 2012 regarding reversals of carried interest compensation and footnote disclosures of items included in the "all other compensation" column of the Summary Compensation Table. In your future filings, please do not include reversals of accrued carried interest compensation in the table. While net positive adjustments to carried interest compensation should be included, net negative adjustments should be accounted for as "0" in the calculation of amounts shown in the "all other compensation" column. This is true even if subtraction of the negative adjustment from other cash compensation would have resulted in a positive number, as it is not appropriate to reduce cash compensation paid to executives by estimated, unrealized, accrued amounts. Where you have a net negative adjustment to carried interest compensation accrual, you should disclose the amount of the

negative adjustment in a footnote to the table, along with a clear explanation of why the negative number exists.

2. Where you have included carried interest compensation in the "all other compensation" column, please disclose this, separately identifying the amount of any accrual under the dedicated plan and the amount of any cash distributions made under the incentive plan. If cash distributions have been paid under the dedicated plan, please disclose these amounts in the footnote as well, but clarify, if true, that they were accrued for in prior periods.

3. Please note that you should revise your compensation disclosures for 2010 and 2011, and prepare disclosures for 2012 in response to these comments. Please provide us supplementally with a draft of what the disclosures in your 2011 Form 10-K would have looked like if revised in response to the above comments.

You may contact Pamela Long, Assistant Director at (202) 551-3760, if you have any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director